Exhibit 21.1

Subsidiaries (Active)

Name	Jurisdiction of Organization

Lifeboat Distribution, Inc.	Delaware

Wayside Technology Group (Canada), Inc.	Canada

TechXtend, Inc.	Delaware

ISP International Software Partners, Inc.	Delaware